Room 4561

March 29, 2007

Mr. Sang Don Kim
President and Chief Executive Officer
Cintel Corp.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

> **Re:** **Cintel Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 333-100046**

Dear Mr. Kim:

We have reviewed your response to our letter dated letter dated January 24, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

1.   Based on the responses to our prior comments, we are unclear as to the standard payment terms you offer to distributors. To clarify our understanding, tell us the standard payment terms that you offer to distributors.

2.   For each sales arrangement for which you have extended the original payment terms to mirror your customer's cash flow from the sale to the end user, provide us with the following, organized by arrangement:

    • A copy of the complete contract, translated into English, if necessary;
    • The date on which you and your customers came to an understanding regarding the extension of the original payment terms to mirror your customer's cash flow from the sale to the end user and a description of that understanding. If hard copy evidence of these understandings exist (including internal documents), provide those copies to us;
    • A schedule showing the original payment terms, each extension of the original payment terms, actual collections and when revenue was recognized. This schedule should include amounts and dates and provide details of any write-offs; and
    • Actual delivery dates of all products/services provided under each contract.

3.   Tell us how you considered whether the understandings allowing the extension of credit terms to mirror your customer's cash flow from the sale to the end user represented modifications or side agreements as contemplated by Question 1 of SAB Topic 13.A.2. In this regard, we note that these understandings appear to have materially changed the payment terms and offered significant payment concessions (refer to AICPA TPA 5100.56 for examples of concessions). Further, you appear to have established this as a relatively common practice with certain customers and these understandings appear to have substance when viewed in the context of the arrangement as a whole. Given these factors, explain to us why you believed that the original contract, lacking the modified terms, was final and represented sufficient evidence of an arrangement at the time you initially recognized revenue.

4.   We note that your prior responses indicate that you believe that, in arrangements with a modified understanding of the terms, you are able to enforce the original payment terms if you so choose. Given your practice of allowing modified

payment terms and the substance of those modifications, tell us how you have concluded that you would have been able to enforce the original payment terms. In addition, tell us whether you have ever enforced the original terms subsequent to a request for a modification. If this has not occurred, provide us additional support for your assertion regarding your ability to enforce the original terms sufficient to support the timing of your revenue recognition. Note that subsequent collection under the modified terms would not be considered adequate for this purpose.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar at (202) 551-3459 or me, at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief